                                             As Filed Pursuant to Rule 424(b)(2)
                                             Registration No. 333-45527

                                  INFORMATION CONTAINED IN THIS PROSPECTUS
SUPPLEMENT IS SUBJECT TO COMPLETION OR AMENDMENT.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 10, 1999

                                                           PROSPECTUS SUPPLEMENT
                                         (TO PROSPECTUS DATED FEBRUARY 12, 1998)

                                  $200,000,000

                           [LENNAR CORPORATION LOGO]
                                % SENIOR NOTES DUE 2009
                               ------------------
       We are offering $200,000,000 aggregate principal amount of our   % Senior
Notes due 2009. The Notes include the terms set forth below. This Prospectus Supplement and the related Prospectus include additional information about the terms of the Notes, including optional redemption prices and covenants.

       The Notes will mature on              , 2009. We will pay interest on the
Notes on each      and      beginning on              , 1999.

       We may redeem all or some of the Notes at any time for a Make-Whole Price, which is described under "Description of Notes -- Redemption at Our Option."

       We will use the net proceeds of this offering to redeem the 10 3/4% Senior Notes due 2004 of one of our subsidiaries, Greystone Homes, Inc., and to reduce borrowings under our credit lines.

       The Notes will not be listed on any securities exchange or included in any quotation system.

       The Notes will be offered on a firm commitment basis if and when an underwriting agreement is executed by the underwriters at the time of pricing of the offering.
                               ------------------
     SEE "RISK FACTORS," WHICH BEGINS ON PAGE S-10, FOR A DISCUSSION OF SOME PARTICULARLY IMPORTANT ITEMS WHICH YOU SHOULD CONSIDER.
                               ------------------
       NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                               ------------------

                                                          PER NOTE                 TOTAL
                                                     -------------------    -------------------
Public Offering Price............................                      %    $
Underwriting Discounts and Commissions...........                      %    $
Proceeds to Us (before expenses).................                      %    $

                               ------------------
       We expect that delivery of the Notes will be made on or about February , 1999 through the book entry facilities of The Depository Trust Company.
                          Joint Book-Running Managers

BT ALEX. BROWN                                              SALOMON SMITH BARNEY
                            WARBURG DILLON READ LLC
                                             FIRST CHICAGO CAPITAL MARKETS, INC.
                               ------------------
          The date of this Prospectus Supplement is February   , 1999.

                          FORWARD-LOOKING INFORMATION

     We make forward-looking statements in this Prospectus Supplement, the related Prospectus and in our filings with the Securities and Exchange Commission. Although we believe the expectations reflected in those forward-looking statements are reasonable, it is possible they will prove not to have been correct, particularly given the cyclical nature of the market for new homes. Among the factors which can affect our future performance are changes in interest rates, changes in demand for homes in areas in which we are developing communities, the availability and cost of land suitable for residential development, changes in the costs of labor and materials, competition, environmental factors and changes in government regulations.

                         PROSPECTUS SUPPLEMENT SUMMARY

     On October 31, 1997, we (i) distributed to our stockholders all the stock of LNR Property Corporation, to which we had transferred our commercial real estate investment and management activities, (ii) acquired Pacific Greystone Corporation through a merger, and (iii) transferred a portion of our land inventory to Lennar Land Partners, of which we own 50% and LNR owns 50%. This Prospectus Supplement, the accompanying Prospectus and materials we have filed with the Securities and Exchange Commission include both historical information, which gives effect to those transactions from the date they occurred, and pro forma information, which gives effect to those transactions as though they had taken place on December 1, 1996.

                                  THE COMPANY

     We are one of the nation's largest homebuilders. For over 40 years we have been building and selling single family homes to first-time homebuyers and move-up homebuyers. We currently operate in Florida, California, Texas, Arizona and Nevada. According to data from the National Association of Home Builders, these states accounted for approximately 32% of all single family housing starts in the U.S. during the first 10 months of 1998.

     Our revenues from homebuilding operations increased to $2.2 billion in fiscal 1998 from $648 million in fiscal 1994. That is a compound annual growth rate of 36%. Over the same period, our earnings before interest and taxes (EBIT) grew to $288 million from $127 million, a compound annual growth rate of 23%. We delivered 10,777 homes in fiscal 1998 compared with 6,702 homes in fiscal 1997 and 4,965 homes in fiscal 1994. At November 30, 1998, our backlog of homes under contract totalled $840 million (4,100 homes), compared with $665 million (3,318 homes) at November 30, 1997.

     Our financial services subsidiaries provide mortgage financing, title insurance and closing services to people who buy our homes and others. These subsidiaries also acquire, package and resell mortgage loans, perform mortgage loan servicing activities and provide cable television and alarm monitoring services to residents of our communities and others. Our subsidiaries sell their loans in the secondary mortgage market, but usually retain the servicing rights. In fiscal 1998, we originated $1.03 billion of mortgage loans compared with $420 million in the prior year. Approximately 77% of the loans we originated in fiscal 1998 were to people who were buying our homes.

                               BUSINESS STRATEGY

     We use a number of strategies to grow our business. They include the following:

     Acquire Land at Advantageous Prices. Throughout our history, we have acquired land at what we believed to be favorable prices and benefitted from appreciation in its value before we incorporated it into finished homes. We have done this by (i) acquiring land in areas which are in early stages of becoming homebuilding growth markets, or which we believe will shortly begin to emerge as growth markets, (ii) entering major growth markets when they are recovering from homebuilding slowdowns, and (iii) actively acquiring land during low points in the real estate cycle. We employed this strategy in Florida and Arizona during the 1970's and 1980's, and we have employed it in making major acquisitions in Texas and California during the past several years. Appreciation in the price of land between the time we acquire it and the time we build homes on it increases our gross profit margins and often gives us an advantage over competing homebuilders.

     Our recent expansion into California typifies our approach toward entering new markets. We entered California in 1995 by acquiring Bramalea California, which gave us a land position of 3,000 homesites. At that time, the California housing market was beginning to emerge from a slowdown which had begun in 1989. During 1996 and 1997, we increased our California position by acquiring other homebuilders and attractive land parcels. In October 1997, we acquired Pacific Greystone, a leading homebuilder in both Northern and Southern California. The Pacific Greystone acquisition substantially increased our California inventory and brought us the management structure we needed to conduct a major homebuilding operation in California and elsewhere in the West. Since the Pacific Greystone transaction, we have made three more acquisitions which have helped increase our current California position to approximately 35,000 homesites owned and controlled. As a result of our expansion strategy, we believe we currently are one of the best positioned builders in California.

     We do not use all the land we acquire in our homebuilding operations. We often reduce our inventory by selling parcels to other developers to help achieve a higher return on our investment.

     Growth Through Acquisitions. We have frequently acquired companies or their assets to expand our homebuilding and financial services activities. This has included acquiring homebuilding companies in order to obtain their inventories and homebuilding operations. We did that in Florida with the acquisition of H. Miller & Sons in 1984 and Development Corporation of America in 1986, and in Texas with the 1996 acquisitions of Village Builders and Friendswood Development Company. We also did that in California with the 1995 acquisition of Bramalea California, the 1996 acquisition of Renaissance Homes and Regency Title, the 1997 acquisition of Pacific Greystone and the 1998 acquisitions of North American Title, Winncrest Homes, ColRich Communities and Polygon Communities.

     Focus on Fastest Growing Home Markets. From our origins in South Florida to our expansion into Arizona, Texas, California and Nevada, we have concentrated on the Sun Belt states. Demand for new homes has been substantially greater in those states than in most other areas of the country. The five states in which we currently operate collectively accounted for approximately 32% of all the new single-family housing starts in the United States in the first 10 months of 1998.

     Earnings From Financial Services Subsidiaries. Our financial services subsidiaries generate significant earnings by originating and servicing mortgage loans, providing title insurance and closing services for homebuyers and packaging and reselling mortgage loans. Because the financial services subsidiaries rapidly resell the loans they originate into the secondary mortgage market, generally on a non-recourse basis, our financial services activities involve a relatively low capital investment.

     Commitment to Customer Care and Satisfaction. We are dedicated to providing each homebuyer with high quality, service and value. We have a program called "Zero Defects" to ensure that each Lennar home is as close as possible to defect-free before the home sale closes. We also have a TLC Program (Total Lennar Care), through which we provide proactive, customer-driven post-sale service, which ultimately leads to enhanced customer retention and referrals. Our focus on customer care has made customer referrals a major source of new customer leads.

     You should read the Risk Factors section of this Prospectus Supplement, which begins on page S-10, for a discussion of some particularly important factors you should consider in deciding whether to purchase Notes.

                              RECENT DEVELOPMENTS

     During fiscal 1998, we acquired the properties of Winncrest Homes, ColRich Communities and Polygon Communities for a total of $172 million in cash and 3.5 million shares of our Common Stock. This gave us new opportunities in the recovering Inland Empire area of California, and strengthened our positions in Orange County, California, and in the Sacramento and San Diego areas of California. In total, the three acquisitions provided us approximately 6,000 owned homesites and approximately 7,600 controlled homesites and a $170 million backlog of home sales contracts.

     We also acquired North American Title Group during fiscal 1998. This acquisition, together with our 1996 acquisition of Regency Title Company, significantly expanded our title insurance and closing business in Texas and expanded our title insurance business into California, Arizona and Colorado.

     In March 1998, we entered into an agreement with a banking firm which gave us the option (but does not require us) to sell shares of our common stock to that firm based upon market prices from time to time for a total of $120 million. As of January 31, 1999, we had made sales totaling $36 million under that agreement.

     In the third fiscal quarter of 1998, we sold $493 million aggregate principal amount at maturity of our Zero Coupon Senior Convertible Debentures due 2018 at an issue price of $229 million (the "Convertible Debentures"). The issue price was 46.413% of the principal amount at maturity, and resulted in a yield to maturity of 3.875% per annum (computed on a semi-annual bond equivalent basis). The Convertible Debentures are convertible into 12.3768 shares of Common Stock for each $1,000 principal amount at maturity (subject to adjustment to prevent dilution).

                         SUMMARY FINANCIAL INFORMATION
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The following table contains summary financial and operating information about us on an historical basis. The summary financial and operating information as of and for the years ended November 30, 1994 through 1997 has been derived from our consolidated financial statements, which were audited by Deloitte & Touche LLP, independent auditors. The summary financial and operating information as of and for the year ended November 30, 1998 has been derived from unaudited financial statements. Our management believes the unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of our financial position and results of operations.

     Because we spun-off LNR in October 1997, the financial information for the 1994 through 1997 fiscal years has been restated to reflect our Investment Division as a discontinued operation.

                                                                               YEARS ENDED NOVEMBER 30,
                                                              ----------------------------------------------------------
                                                                 1998        1997        1996        1995        1994
                                                              ----------   ---------   ---------   ---------   ---------
RESULTS OF OPERATIONS:
  Revenues:
    Homebuilding............................................  $2,204,428   1,208,570     952,648     665,510     647,750
    Financial services......................................  $  208,543      89,369      82,577      57,787      54,348
    Limited-purpose finance subsidiaries....................  $    3,894       5,143       6,436       7,689       9,485
      Total revenues........................................  $2,416,865   1,303,082   1,041,661     730,986     711,583
  Operating earnings -- business segments
    Homebuilding............................................  $  283,369     120,240      91,066      58,530      70,645
    Financial services......................................  $   33,335      35,532      28,653      19,013      14,844
  Corporate general and administrative expenses.............  $   28,962      15,850      12,396      10,523      10,309
  Earnings from continuing operations before income taxes
    and cumulative effect of changes in accounting
    principles..............................................  $  240,114      85,727      84,429      53,310      64,626
  Earnings from continuing operations.......................  $  144,068      50,605      51,502      32,519      39,422
  Earnings from discontinued operations.....................  $       --      33,826      36,484      37,908      28,743
  Net earnings..............................................  $  144,068      84,431      87,986      70,427      69,126
PER SHARE AMOUNTS:
  Earnings from continuing operations(1)....................  $     2.49        1.34        1.42        0.90        1.09
  Earnings from discontinued operations(1)..................  $       --        0.89        1.01        1.05        0.80
  Cumulative effect of changes in accounting
    principles(1)...........................................  $       --          --          --          --        0.03
  Net earnings(1)...........................................  $     2.49        2.23        2.43        1.95        1.92
FINANCIAL POSITION (AT END OF YEAR):
  Total assets..............................................  $1,917,834   1,343,284   1,589,593   1,341,065   1,205,214
  Total debt................................................  $  798,838     661,695     689,159     557,055     493,203
  Stockholders' equity......................................  $  715,665     438,999     695,456     607,794     534,088
OTHER DATA:
  Ratio of earnings to fixed charges........................         4.7x        2.2x        2.7x        2.3x        3.0x
  Ratio of earnings to fixed charges (excluding
    limited-purpose finance subsidiaries)...................         4.9x        2.3x        2.9x        2.6x        3.9x
  Homebuilding debt as a percentage of total
    capitalization(2).......................................          43%         55%         34%         30%         32%
  Total debt as a percentage of total capitalization(3).....          53%         60%         50%         48%         48%
DELIVERY AND YEAR-END BACKLOG INFORMATION:
  Number of homes delivered.................................      10,777       6,702       5,968       4,680       4,965
  Backlog of home sales contracts...........................       4,100       3,318       1,929       1,802       1,703
  Dollar value of backlog...................................  $  840,000     665,000     312,000     255,000     247,000

------------------------------
(1) Calculated using diluted share amounts.

(2) Total capitalization for purposes of this ratio represents homebuilding debt and stockholders' equity. It does not reflect the issuance of the Notes or the application of the net proceeds from that issuance.

(3) Total capitalization for purposes of this ratio represents total debt and stockholders' equity. It does not reflect the issuance of the Notes or the application of the net proceeds from that issuance.

                            PRO FORMA FINANCIAL DATA
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The following table sets forth unaudited pro forma operating information about us giving effect to (i) the spin-off of LNR, (ii) the Pacific Greystone merger and (iii) the formation of Lennar Land Partners, as if those transactions had taken place on December 1, 1996. The pro forma financial information for the 1997 year includes information for Lennar for the year ended November 30, 1997 and information for Pacific Greystone for the year ended December 31, 1997. The pro forma financial information is not necessarily indicative of the results of operations which would actually have been reported if the transactions had occurred on the dates or for the periods indicated.

                                                                 YEARS ENDED
                                                          --------------------------
                                                                           NOV. 30/
                                                          NOVEMBER 30,     DEC. 31,
                                                              1998           1997
                                                          ------------    ----------
                                                             ACTUAL       PRO FORMA
                                                                 (UNAUDITED)
RESULTS OF OPERATIONS:
Revenues:
  Homebuilding..........................................   $2,204,428     1,692,083
  Financial services....................................      208,543        52,305
  Limited-purpose finance subsidiaries..................        3,894         5,143
                                                           ----------     ---------
     Total revenues.....................................   $2,416,865     1,749,531
                                                           ----------     ---------
Operating earnings:
  Homebuilding..........................................   $  283,369       172,141
  Financial services....................................       33,335        11,642
  Limited-purpose finance subsidiaries..................           --            13
                                                           ----------     ---------
     Total operating earnings...........................      316,704       183,796
  Corporate, general and administrative expenses........       28,962        23,212
  Interest expense......................................       47,628        30,657
                                                           ----------     ---------
Earnings before income taxes............................      240,114       129,927
  Income taxes..........................................       96,046        52,646
                                                           ----------     ---------
Net earnings............................................   $  144,068        77,281
                                                           ----------     ---------
Earnings per share:
  Basic.................................................   $     2.59          1.46
  Diluted...............................................   $     2.49          1.44
                                                           ----------     ---------
Earnings before interest and income taxes...............   $  287,742       160,584
                                                           ----------     ---------
OTHER DATA:
  Number of homes delivered.............................       10,777         8,943
  Backlog of home sales contracts at end of year........        4,100         3,201
  Dollar value of backlog at end of year................   $  840,000       628,000
  Interest incurred -- Homebuilding.....................   $   50,464        36,314

                                  THE OFFERING

     The summary below describes the principal terms of the Notes. Certain of the terms and conditions described below are subject to limitations and exceptions. The "Description of Notes" section of this Prospectus Supplement contains a more detailed description of the terms and conditions of the Notes.

Securities Offered..............    $200,000,000 aggregate principal amount of
                                         % Senior Notes due 2009.

Maturity Date...................                , 2009.

Interest Payment Dates..........    Payable semi-annually on             and
                                                of each year, beginning
                                                , 1999.

Sinking Fund....................    None.

Optional Redemption.............    We may redeem all or some of the Notes at
                                    any time by paying the Make-Whole Price. See
                                    "Description of Notes -- Redemption at Our
                                    Option."

Change in Control...............    If there is a change in control of us, each
                                    holder of Notes may require us to repurchase all or a part of the holder's Notes for the Make-Whole Price. See "Description of
                                    Notes -- Repurchase at Option of Holders
                                    Upon Change in Control."

Ranking.........................    The Notes are our senior unsecured
                                    obligations. They have the same priority as all our other unsecured and unsubordinated indebtedness. However, the Notes are in effect subordinate to our subsidiaries' obligations to pay their debts. The
                                    Indenture governing the Notes does not limit the amount of indebtedness we or our subsidiaries may incur.

Covenants.......................    The Indenture relating to the Notes has
                                    covenants limiting (i) our ability to
                                    create liens securing indebtedness and
                                    (ii) sale and leaseback transactions.
                                    See "Description of Notes -- Certain
                                    Covenants."

Maximum Principal Amount of
  Notes.........................    The Notes are limited in aggregate principal
                                    amount to $500,000,000, of which
                                    $200,000,000 will be issued in this
                                    offering.

Denomination and Registration of
  Notes.........................    The Notes will be represented by one or more
                                    global securities, without coupons, which will be deposited with or on behalf of a custodian for The Depository Trust Company
                                    ("DTC"). DTC will keep records of the owners of beneficial interests in the global securities. The only way to transfer those beneficial circumstances will be to have DTC record the transfers. Except under very limited exceptions, we will not issue certificates evidencing Notes to anyone other than DTC. See

                                    "Description of Notes -- Global Securities" and "-- Book-Entry System."

Use of Proceeds.................    We will use the net proceeds from the sale
                                    of the Notes to redeem the 10 3/4% Senior
                                    Notes due 2004 of one of our subsidiaries, Greystone Homes, Inc., and to reduce borrowings under our credit lines. See "Use of Proceeds."

                                  RISK FACTORS

     The following factors should be given particular consideration by people considering an investment in the Notes.

CYCLICAL AND OTHER FACTORS AFFECTING HOMEBUILDERS

     The residential homebuilding industry is cyclical. It is strongly affected by changes in general economic conditions and changes in interest rates. It is also affected by changes in levels of employment, consumer confidence and income, availability of mortgage financing and demand for housing. In addition, sales of new homes are affected by the market for used homes, including foreclosed homes.

     The residential homebuilding industry has, from time to time, experienced fluctuating lumber prices and supply, as well as serious shortages of labor and materials. We could be adversely affected by these factors or by other factors, such as weather conditions, which delay our homebuilding activities.

     Inflation can increase the cost of building materials, labor and other construction related costs. Conversely, deflation can reduce the value of our inventory and can make it more difficult to include the full cost of previously purchased land in home sale prices.

INTEREST RATES AND MORTGAGE FINANCING

     Most homebuyers finance a substantial portion of their purchase prices with mortgage loans. Because of this, demand for homes usually is adversely affected by increases in interest rates or by reduced availability of mortgage financing. Our financial services subsidiaries provide mortgage financing to many buyers of our homes. While this reduces our vulnerability to decreases in the availability of mortgage financing, it does not reduce our vulnerability to lower demand because of high interest rates. Even if financing is available to people who want to purchase our homes, they may not be able to purchase our homes if the people to whom they want to sell their current homes cannot obtain financing for those purchases.

VARYING QUARTERLY RESULTS

     There are a number of factors which can cause our operating results to vary from quarter to quarter. They include the following:

     - the timing of home closings,

     - when we receive regulatory approvals to begin building homes in particular communities,

     - promotional pricing by our competitors,

     - when we open new residential communities,

     - weather,

     - changes in the cost and availability of labor and materials, and

     - short term changes in general economic conditions, interest rates and other factors which affect the demand for homes.

DEPENDENCE ON KEY PERSONNEL

     Our success depends to a significant degree on the efforts of our senior management, especially our president and chief executive officer and other officers.

Our operations may be adversely affected if one or more members of senior management cease to be active in our company. We have designed our compensation structure and employee benefit programs to encourage long-term employment of executive officers and other members of senior management.

STRUCTURAL SUBORDINATION TO SUBSIDIARY INDEBTEDNESS

     We are a holding company and our principal source of revenues is dividends or other payments from our subsidiaries. A subsidiary cannot make distributions to us, as its stockholder, unless it has paid or is able to pay everything it owes to its creditors. This means that our obligations with regard to the Notes will in effect be subordinated to the liabilities of our subsidiaries. In addition to incurring debt in connection with their business activities, essentially all our subsidiaries are borrowers under our revolving credit agreement. Because of that, each subsidiary is directly obligated with regard to all borrowings under that agreement. Therefore, if we were unable to pay our debts, the lenders under our revolving credit agreement would probably be entitled to be paid by our subsidiaries what is due to them before the subsidiaries' assets become available for holders of the Notes. There is nothing which limits the amount of debt our subsidiaries may incur, and nothing which prevents our subsidiaries from agreeing not to pay dividends.

YEAR 2000

     We do not believe the financial impact of our being sure all of our computer systems properly recognize the year 2000 will be material. However, it is possible we will be adversely affected by failure of vendors, subcontractors, suppliers or others with whom we do business to make their computer systems year 2000 compliant. Also, we could be adversely affected if governmental agencies are impeded because their computer systems are not year 2000 compliant.

CONTROLLING STOCKHOLDER

     We have two classes of stock: Common Stock, which is entitled to one vote per share; and Class B Common Stock, which is entitled to ten votes per share. Leonard Miller owns, through family partnerships, Class B Common Stock which is entitled to approximately 67% of the combined votes which could be cast by the holders of the Common Stock and the Class B Common Stock. That gives Mr. Miller the power to elect all our directors and to approve most matters which are presented to our stockholders, even if no other stockholders vote in favor of them. Mr. Miller's ownership might discourage someone from making a significant equity investment in us, even if we needed the investment to meet our obligations (including those on the Notes) and to operate our business.

                                USE OF PROCEEDS

     We expect to receive net proceeds of approximately $198.5 million from the sale of the Notes in the offering. We will use $131.5 million of these net proceeds to redeem the $124.8 million principal amount of outstanding 10 3/4% Senior Notes due 2004, which were issued by Greystone Homes, Inc., one of our homebuilding subsidiaries, before we acquired it. The 10 3/4% Senior Notes are guaranteed by us and may be redeemed on or after March 1, 1999 by Greystone Homes, Inc. at a redemption price equal to 105.375% of the principal amount of the notes redeemed. We will use the remainder of the net proceeds to reduce borrowings under our credit lines, which bear interest at floating rates (6.4% per annum at November 30, 1998). We may in the future re-borrow under our credit lines amounts which we have repaid with proceeds of the sale of the Notes in the offering.

                                 CAPITALIZATION

     The table below shows our capitalization at November 30, 1998 on an actual basis, and as adjusted to take account of the issuance of the Notes in the offering and the use of the net proceeds from that issuance:

                                                          AS OF NOVEMBER 30, 1998
                                                      -------------------------------
                                                        ACTUAL           AS ADJUSTED
                                                      -----------        ------------
                                                      (IN THOUSANDS, EXCEPT PER SHARE
                                                                 AMOUNTS)
                                                                (UNAUDITED)
DEBT:
Unsecured revolving credit notes payable with
  floating interest rates.........................    $  136,650          $   86,062(3)
Senior unsecured notes payable....................       133,812                  --
Convertible Debentures............................       231,897             231,897
  % Notes.........................................            --             200,000
Other long-term debt..............................        28,271              28,271
                                                      ----------          ----------
     Total homebuilding debt......................       530,630             546,230
                                                      ----------          ----------
Limited-purpose finance subsidiaries debt.........        34,892              34,892
Financial services debt...........................       233,316             233,316
                                                      ----------          ----------
  Total debt......................................       798,838             814,438
                                                      ----------          ----------
STOCKHOLDERS' EQUITY:
Common stock of $0.10 par value per share, 48,241
  shares outstanding at November 30, 1998(1)(2)...         4,824               4,824
Class B common stock of $0.10 par value per share,
  9,910 shares outstanding at November 30, 1998...           991                 991
Additional paid-in capital........................       523,645             523,645
Retained earnings.................................       186,205             187,605(4)
                                                      ----------          ----------
  Total stockholders' equity......................       715,665             717,065
                                                      ----------          ----------
     Total capitalization.........................    $1,514,503          $1,531,503
                                                      ==========          ==========

------------------------------
(1) In March 1998, we entered into an agreement with a banking firm which gave us the option (but does not require us) to sell Common Stock to that firm based upon market prices from time to time for a total of $120 million. Through November 30, 1998, we had made sales totaling $36 million under the agreement.
(2) Does not include 6.1 million shares of Common Stock issuable upon conversion of the Convertible Debentures or 3.7 million shares of Common Stock issuable upon exercise of stock options which were outstanding on November 30, 1998.
(3) This amount includes borrowings to pay amounts due under an agreement entered into to hedge interest rate risk associated with the issuance of the Notes.
(4) The increase in retained earnings reflects the estimated gain which we expect to realize upon the redemption of Greystone Homes, Inc.'s 10 3/4% Senior Notes due 2004.

                                    BUSINESS

     We are one of the nation's largest homebuilders and a provider of residential financial services. Our homebuilding operations include the sale and construction of homes, as well as the purchase, development and sale of residential land, both directly and through partnerships. Our financial services subsidiaries provide mortgage financing, title insurance and closing services for buyers of our homes and others; acquire, package and resell mortgage loans; perform mortgage loan servicing activities and provide cable television and alarm monitoring services to residents of our communities and others.

HOMEBUILDING

     We and our predecessor have been building homes in Florida since 1954. We entered the Arizona market in 1972. In 1991, we began building homes in the Dallas/ Fort Worth area of Texas. In 1992, we started homebuilding operations in Houston, Texas. During 1995, we entered the California homebuilding market through the acquisition of Bramalea California and during 1996 we expanded our California presence by acquiring Renaissance Homes and through several partnership investments. During 1996, we also significantly expanded our operations in Texas with the acquisition of the assets and operations of Houston-based Village Builders (a homebuilder) and Friendswood Development Company (a developer of master-planned communities).

     During 1997, we substantially expanded our California operations, as well as expanding in Arizona and entering the Nevada homebuilding market, by acquiring Pacific Greystone. At the time of the acquisition, Pacific Greystone's homebuilding revenues equalled approximately half of ours. During our fiscal year ended November 30, 1998, we made three acquisitions, which helped increase our current California inventory to approximately 35,000 homesites owned and controlled.

     Through our own efforts and our partnership interests, we are involved in all phases of planning and building in our residential communities, including land acquisition, site planning, preparation and improvement of land, and design, construction and marketing of homes. We subcontract virtually all segments of development and construction to others. We generally have an inventory of homes under construction. A majority of these homes are sold (i.e., we have received executed sales contracts and deposits) before we start construction. We usually finance construction with our own funds or borrowings under our unsecured working capital arrangements.

     We sell primarily single-family attached and detached homes. Most of our homes are in the moderate price range for the areas in which they are located. They are targeted primarily at first-time homebuyers, initial move-up homebuyers and, in some communities, active adults.

  CURRENT HOMEBUILDING ACTIVITIES

     The table below summarizes information about our homebuilding activities at November 30, 1998:

                              HOMES DELIVERED                  HOMESITES AT NOVEMBER 30, 1998
                           ----------------------   -----------------------------------------------------
                                                      HOMES COMPLETED
                                                         OR UNDER                            LENNAR
                                YEARS ENDED            CONSTRUCTION                      CORPORATION(3)
                           ----------------------   -------------------                ------------------
                                                                          SOLD HOMES
                                                              AVAILABLE    NOT YET
                            1998    1997    1996    SOLD(2)   FOR SALE    STARTED(2)   OWNED   CONTROLLED
                           ------   -----   -----   -------   ---------   ----------   -----   ----------
Florida..................   3,761   3,367   3,363      825        488          719     6,600     2,800
California...............   3,029     587      58    1,123        619           25     12,800      800
Texas....................   2,484   2,075   1,832      575        599          128     6,200       900
Arizona/Nevada...........   1,503     673     715      479         75          226     2,900     1,100
                           ------   -----   -----    -----      -----       ------     -----     -----
   Total.................  10,777   6,702   5,968    3,002      1,781        1,098     28,500    5,600
                           ======   =====   =====    =====      =====       ======     =====     =====

                            HOMESITES AT NOVEMBER 30, 1998
                           --------------------------------

                           PARTNERSHIPS(1)(3)
                           -------------------     TOTAL
                                                 HOMESITES
                                                 OWNED AND
                           OWNED    CONTROLLED   CONTROLLED
                           ------   ----------   ----------
Florida..................  17,000      2,800       29,200
California...............  14,600      6,500       34,700
Texas....................   4,300         --       11,400
Arizona/Nevada...........     600         --        4,600
                           ------     ------       ------
   Total.................  36,500      9,300       79,900
                           ======     ======       ======

------------------------------
(1) Represents partnerships and similar entities in which we have less than controlling interests and which are accounted for by the equity method.

(2) Although firm contracts relating to these homes were executed, there can be no assurance that purchasers will meet their obligations under the contracts.

(3) Based on current management estimates, which are subject to change. Includes homesites that are currently designated for sale to other builders.

  PARTNERSHIPS AND SIMILAR ENTITIES

     We view partnerships and similar entities as a means both to expand our market opportunities and to manage our risk profile. Typically, we act as the general partner and the day-to-day manager.

     In October 1997, we, directly and through LNR, transferred to Lennar Land Partners, which is 50% owned by us and 50% owned by LNR, parcels of land or interests in land and other assets which had a total book value on our books of approximately $372.4 million. We had acquired this land for residential home development. It consisted of approximately 31,000 potential homesites in 35 communities, of which 19 communities with 19,300 potential homesites were in Florida, two communities with 760 potential homesites were in Arizona, five communities with 4,800 potential homesites were in Texas and nine communities with 6,500 potential homesites were in California. When we transferred the land, we retained options to purchase approximately 22% of it at prices we had established. The remaining land was available for sale to independent homebuilders or to us at prices which must be approved by LNR.

     We have an agreement with Lennar Land Partners under which, for a fee, we administer all its day-to-day activities, including overseeing planning and development of properties and overseeing sales of land to ourselves and other builders. During the year ended November 30, 1998, Lennar Land Partners had land sale revenues of $224 million, of which $91 million was from sales to us. During that period, Lennar Land Partners obtained control of approximately 8,000 additional homesites, primarily through partnership arrangements.

     Our interest in Lennar Land Partners is reflected in our financial statements by the equity method, and therefore neither its assets nor its liabilities are included in our consolidated balance sheet. However, we are contingently obligated, together with LNR, to ensure that it will meet financial covenants under its principal borrowing agreements.

FINANCIAL SERVICES

     Our financial services subsidiaries provide mortgage financing, title insurance and closing services for buyers of our homes and others; acquire, package and resell mortgage loans; perform mortgage loan servicing activities and provide cable television and alarm monitoring services to residents of our communities and others.

  MORTGAGE ORIGINATION

     We make available conventional, FHA-insured and VA-guaranteed mortgage loans to buyers of the our homes and others from offices located in Florida, California, Arizona, Texas and Nevada. In 1998, loans to buyers of our homes represented approximately 77% of our $1.03 billion of loan originations.

     We sell the loans we originate in the secondary mortgage market, generally on a non-recourse basis, and usually retain the servicing rights. We have an interest rate risk management policy under which we hedge our interest rate locked loan commitments and loans held for sale against exposure to interest rate fluctuations. We finance our loans held for sale with borrowings under our financial services subsidiaries' $200 million line of credit (secured by the loans and by certain servicing rights) or with our own funds (which may have been borrowed under our general credit lines) when, on a consolidated basis, this enables us to minimize the overall cost of funds.

  MORTGAGE SERVICING

     We generate earnings from servicing loans our finance subsidiaries originate or acquire and from servicing loans for the Government National Mortgage Association (Ginnie Mae), the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and other mortgage investors. At November 30, 1998, we had a servicing portfolio of approximately 41,000 loans with an unpaid principal balance of approximately $3.2 billion.

  TITLE INSURANCE AND CLOSING SERVICES

     We provide title insurance and closing services to buyers of our homes and others. We provided these services in connection with approximately 117,000 real estate transactions during fiscal 1998. In 1994, we formed TitleAmerica Insurance Corporation, a title insurance underwriter, which makes title insurance available to buyers of our homes and others. In 1996, we acquired the assets and business of Regency Title Company in Texas, and thereby significantly expanded our title insurance and closing business. During the 1998 fiscal year, we acquired the North American Title Group, which expanded our title insurance business into California, Arizona and Colorado.

RELATIONSHIP WITH LNR

     On October 31, 1997, we distributed to our stockholders all the stock of LNR, to which we had transferred our commercial real estate investment and management business. In connection with the spin-off, we entered into an agreement which, among other things, prevents us from engaging, at least until 2002, in any of the businesses in which LNR was engaged, or anticipated becoming engaged, at the time of the spin-off, and prohibited LNR from engaging, at least until 2002, in any business in which we were engaged, or anticipated becoming engaged, at the time of the spin-off (except in limited instances in which our activities or anticipated activities overlapped with those of LNR). Specifically, we are precluded, at least until 2002, from engaging in the business of (i) acquiring and actively managing commercial or residential multi-family rental real estate, other than as an incident to, or otherwise in connection with, our homebuilding business, (ii) acquiring portfolios of commercial mortgage loans or real estate assets acquired through foreclosures of mortgage loans, other than real estate acquired as sites of homes to be built or sold as part of our homebuilding business, (iii) making or acquiring mortgage loans, other than mortgage loans secured by detached or attached homes or residential condominium units, (iv) constructing office buildings or other commercial or industrial buildings, other than small shopping centers, professional office buildings and similar facilities which will be adjuncts to our residential developments, (v) purchasing commercial mortgage-backed securities or real estate asset-backed securities or (vi) acting as a servicer or special servicer with regard to securitized commercial mortgage pools. We are not, however, prevented from owning or leasing office buildings in which we occupy a majority of the space; acquiring securities backed by pools of residential mortgages; acquiring an entity which, when it is acquired, is engaged in one of the prohibited activities as an incidental part of its activities; owning as a passive investor an interest of less than 10% of a publicly traded company which is engaged in a prohibited business; acquiring commercial paper or short-term debt instruments of entities engaged in one or more of the prohibited businesses; or owning an interest in, and managing, Lennar Land Partners.

     Although LNR and we are separate companies, Stuart Miller, our President and Chief Executive Officer, is also the Chairman of LNR, and Steven Saiontz, one of our Directors, is the Chief Executive Officer and a Director of LNR. In addition, Leonard Miller owns stock which gives him voting control of both companies. There are provisions both in our by-laws and in LNR's requiring approval by an Independent Directors Committee of any significant transactions between LNR and us or any of our subsidiaries.

                              DESCRIPTION OF NOTES

     We have summarized certain terms of the Notes and the Indenture in this section. This summary is not complete. The following description of the particular terms of the Notes supplements the description in the accompanying Prospectus of the general terms and provisions of the Debt Securities. To the extent that the following description of Notes is inconsistent with that general description in the Prospectus, the following description replaces that in the Prospectus.

     We will issue the Notes under an Indenture dated as of December 31, 1997 between us and First National Bank of Chicago, as trustee (the "Trustee"), as
supplemented by a Supplemental Indenture to be dated as of February   , 1999
(the "Indenture"). We have filed the Indenture with the SEC. You should read the Indenture for additional information before you purchase any Notes. The Indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended (the "TIA"). Capitalized terms used but not defined in this section have the meanings specified in the Indenture. For purposes of this "Description of Notes," "we" or "us" refers to Lennar Corporation and does not include our subsidiaries except in references to financial data determined on a consolidated basis.

GENERAL

     The Notes will be our direct, unsecured obligations and will rank equal in right of payment with all of our other unsecured and unsubordinated indebtedness. The Notes will be issued in denominations of $1,000 principal amount and integral multiples of that amount and will be payable, and may be presented for registration of transfer and exchange, without service charge, at our office maintained for such purpose in New York, New York. Initially, that office will be the office or agency of the Trustee.

     The Notes are limited in aggregate principal amount to $500,000,000, of which $200,000,000 will be issued in this offering. The Notes will mature on
              , 2009 and will bear interest at the rate per annum set forth on the front cover of this Prospectus Supplement. Interest on the Notes will be
payable semi-annually on           and           of each year, commencing
            , 1999. We will pay interest to the persons in whose names the Notes
are registered at the close of business on the                and
               immediately preceding each interest payment date. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months. There is no sinking fund applicable to the Notes.

     In connection with the Notes, we have not agreed to any financial covenants or any restrictions on the payment of dividends or the issuance or repurchase of our securities. We have agreed to no covenants or other provisions to protect Holders of the Notes in the event of a highly leveraged transaction or a Change in Control, except to the extent described under "-- Repurchase at Option of Holders upon Change in Control."

REDEMPTION AT OUR OPTION

     The Notes will be redeemable at our option at any time and from time to time, in whole or in part, at a redemption price (the "Redemption Price") equal to the Make-Whole Price. Unless we default in payment of the Redemption Price, on and after the date of redemption, interest will cease to accrue on the Notes or the portions of the Notes called for redemption. Notice of any redemption must be given by us to the Holders not less than 30 nor more than 60 days prior to the Redemption Date. If fewer than all the Notes are to be redeemed, the Trustee will select the particular Notes to be redeemed in principal amounts of $1,000 or integral multiples of that amount by lot or, in its discretion, on a pro rata basis. If any Note is to be redeemed only in part, a new Note or Notes in the principal amount equal to the unredeemed portion of such Note will be issued.

     We may purchase the Notes in the open market, by tender or otherwise. The Notes so purchased may be held, resold or surrendered to the Trustee for cancellation. To the extent applicable, we will comply with the provisions of Rule 14e-1 under the Securities Exchange Act of 1934 (the "Exchange Act"), and other securities laws and regulations in connection with any such purchase.

REPURCHASE AT OPTION OF HOLDERS UPON CHANGE IN CONTROL

     If a Change in Control occurs, each Holder of Notes can require us to repurchase all of that Holder's Notes, or any portion of the principal amount of those Notes that is an integral multiple of $1,000. We will make the repurchase on the date (the "Change in Control Purchase Date") that is 35 days after the date of the Change in Control at a cash purchase price (the "Change in Control Purchase Price") equal to the Make-Whole Price at the Change in Control Purchase Date.

     Within 15 days after a Change in Control, we or, at our request, the Trustee, will mail to all Holders a notice (a "Change in Control Notice") of such Change in Control and of the resulting repurchase right. We will also deliver a copy of our Change in Control Notice to the Trustee. To exercise the repurchase right, a Holder must deliver to the Trustee on or before the Change in Control Purchase Date, written notice of the Holder's exercise of that right, together with the Notes with respect to which the right is being exercised, duly endorsed for transfer to us (a "Change in Control Purchase Notice").

     A "Change in Control" will be deemed to have occurred at such time after the original issuance of the Notes as:

          (i) any Person (as defined) (including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Exchange Act), other than us, any Subsidiary, any employee benefit plan of ours or any Subsidiary, or Permitted Holders is or becomes the beneficial owner, directly or indirectly, through a purchase or other acquisition transaction or series of transactions (other than a merger or consolidation involving us), of shares of our capital stock entitling such Person to exercise in excess of 50% of the total voting power of all shares of our capital stock entitled to vote generally in the election of directors;

          (ii) we consolidate with, or we merge into, any other Person, any other Person merges into us or we sell or transfer our assets, as an entirety or substantially as an entirety, to another Person (other than (a) any such transaction pursuant to which the holders of our Voting Stock, immediately prior to such transaction have, directly or indirectly, shares of capital stock of the continuing or surviving corporation immediately after such transaction which entitle such holders to exercise in excess of 50% of the total voting power of all shares of capital stock of the continuing or surviving corporation entitled to vote generally in the election of directors and (b) any merger (1) which does not result in any reclassification, conversion, exchange or cancellation of our outstanding shares of Voting Stock or (2) which we effect solely to change the jurisdiction of our incorporation and results in a reclassification, conversion or exchange of outstanding shares of Voting Stock solely into shares of stock carrying substantially the same relative rights as the Voting Stock); or

          (iii) if the individuals who serve on our Board of Directors at the beginning of the two-year period immediately preceding such change (together with any other individual whose election to our Board of Directors or whose nomination for election by our stockholders was approved by a vote of at least a majority of the directors then in office either who were directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the directors then in office.

     The term "beneficial owner" will be determined in accordance with Rule 13d-3 under the Exchange Act.

     The term "Permitted Holders" means any holder of our Class B Common Stock as of February 10, 1999 and any permitted transferee of our Class B Common Stock under the terms of Lennar's Certificate of Incorporation as it exists on February 10, 1999.

     To the extent applicable, we will comply with the provisions of Rule 14e-1 under the Exchange Act and other securities laws and regulations in connection with any offer by us to repurchase Notes upon a Change in Control.

     The Change in Control feature of the Notes may discourage a takeover of us or make such a takeover and, thus, the removal of incumbent management, more difficult. These provisions would not necessarily protect Holders of the Notes from (1) a highly leveraged transaction, (2) certain changes in who controls us or (3) other transactions involving us that may adversely affect Holders.

     If a Change in Control were to occur, there could be no assurance that we would have sufficient financial resources, or would be able to arrange financing, to pay the repurchase price for all Notes tendered by Holders. Any failure by us to repurchase the Notes when required following a Change in Control would result in an Event of Default under the Indenture.

CERTAIN COVENANTS

     Limitation on Liens. We will not, nor will we permit any Subsidiary to, create, assume, incur or suffer to exist any Lien upon any of our or its properties or assets, whether owned on the date of original issuance of the Notes ("Issue Date") or thereafter acquired, unless:

     - if such Lien secures Indebtedness ranking equal in right of payment with the Notes, then the Notes are secured on an equal and ratable basis with the obligation so secured until such time as such obligation is no longer secured by a Lien;

     - if such Lien secures Indebtedness which is subordinated to the Notes, then the Notes are secured and the Lien securing such Indebtedness is subordinated to the Lien granted to the holders of the Notes to the same extent as such Indebtedness is subordinated to the Notes; or

     - such Lien is a Permitted Lien (as defined below).

     The following Liens are "Permitted Liens":

     - Liens on property of a Person existing at the time such Person is merged into or consolidated with or otherwise acquired by us or any Subsidiary, provided that such Liens were in existence prior to, and were not created in contemplation of, such merger, consolidation or acquisitions and do not extend to any assets other than those of the Person merged into or consolidated with us or any Subsidiary;

     - Liens on property existing at the time of acquisition thereof by us or any Subsidiary; provided that such Liens were in existence prior to, and were not created in contemplation of, such acquisition and do not extend to any assets other than the property acquired;

     - Liens imposed by law such as carriers', warehouseman's or mechanics' Liens, and other Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

     - Liens securing Indebtedness representing, or incurred to finance, the cost of acquiring, constructing or improving any assets, provided that the principal amount of such Indebtedness does not exceed 100% of such cost, including construction charges;

     - Liens existing on the Issue Date;

     - Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

     - Liens securing refinancing Indebtedness; provided that any such Lien does not extend to or cover any property or assets other than the property or assets securing Indebtedness so refunded, refinanced or extended;

     - any extensions, substitutions, modifications, replacements or renewals of the foregoing; and

     - easements, rights-of-way and other similar encumbrances incurred in the ordinary course of business and encumbrances consisting of zoning restrictions, licenses, restrictions on the use of property or minor imperfections in title thereto which, in the aggregate, are not material in amount, and which do not in any case materially detract from our properties subject thereto.

     Notwithstanding the foregoing, we may, and any Subsidiary may, create, assume, incur or suffer to exist any Lien upon any of our properties or assets without equally and ratably securing the Notes if the aggregate amount of all Indebtedness then outstanding secured by such Lien and all other Liens which are not Permitted Liens, together with the aggregate net sales proceeds from all Sale-Leaseback Transactions which are not Permitted Sale-Leaseback Transactions (as defined below), does not exceed 15% of Total Consolidated Stockholders' Equity.

     Sale and Leaseback Transactions. We will not, nor will we permit any Subsidiary to, enter into any arrangement for the sale and releasing to us or any Subsidiary of any assets (such transaction, a "Sale-Leaseback Transaction"), except for any of the following "Permitted Sale-Leaseback Transactions":

     - a Sale-Leaseback Transaction involving the leasing by us and any Subsidiary of model homes in their communities;

     - a Sale-Leaseback Transaction relating to a property which occurs within 120 days from the date of acquisition of such property by us or a Subsidiary or the date of the completion of construction or commencement of full operations on such property, whichever is later; or

     - a Sale-Leaseback Transaction where we, within 120 days after such Sale-Leaseback Transaction, apply or cause to be applied to the retirement of our or any Subsidiary's Funded Debt (other than our Funded Debt which by its terms or the terms of the instrument pursuant to which it was issued is subordinate in right of payment to the Notes) proceeds of the sale of such property, but only to the extent of the amount of proceeds so applied.

     Notwithstanding the foregoing provisions, we may, and may permit any Subsidiary to, effect any Sale-Leaseback Transaction involving any real or tangible personal property which is not a Permitted Sale-Leaseback Transaction, provided that the aggregate net sales proceeds from all Sale-Leaseback Transactions which are not Permitted Sale-Leaseback Transactions, together with all Indebtedness secured by Liens other than Permitted Liens, does not exceed 15% of Total Consolidated Stockholders' Equity.

COMPLIANCE CERTIFICATE

     We must deliver to the Trustee, within 120 days after the end of each fiscal year, an Officers' Certificate as to the signer's knowledge of our compliance with all conditions and our covenants in the Indenture. The Officers' Certificate also must state whether or not the signer knows of any Default or Event of Default. If the signer knows of such a Default or Event of Default, the Officers' Certificate must describe the Default or Event of Default and the efforts to remedy it. For the purposes of this provision of the Indenture, compliance is determined without regard to any grace period or requirement of notice under the Indenture.

EVENTS OF DEFAULT AND REMEDIES

     The following are Events of Default under the Indenture:

     - if we fail to pay any interest on the Notes continuing for 30 days after it was due;

     - if we fail to pay any principal, Redemption Price or Change in Control Purchase Price due with respect to the Notes;

     - our or any Subsidiary's failure to fulfill an obligation to pay Indebtedness for borrowed money (other than Indebtedness which is non-recourse to us or any Subsidiary), which such failure shall have resulted in the acceleration of, or be a failure to pay at final maturity, Indebtedness aggregating more than $20 million;

     - our failure to perform any other covenant or warranty in the Indenture, continued for 30 days after written notice as provided in the Indenture;

     - final judgments or orders are rendered against us or any Subsidiary which require the payment by us or any Subsidiary of an amount (to the extent not covered by insurance) in excess of $20 million and such judgments or orders remain unstayed or unsatisfied for more than 60 days and are not being contested in good faith by appropriate proceedings; and

     - certain events of bankruptcy, insolvency or reorganization with respect to us or any Subsidiary.

     If an Event of Default has occurred and is continuing, the Trustee or the Holders of not less than 25% in principal amount of the Notes then outstanding may declare the Make-Whole Price of all the Notes to be due and payable immediately. However, if we cure all defaults (except the nonpayment of the Make-Whole Price on any of the Notes that have become due by acceleration) and certain other conditions in the Indenture are met, with certain exceptions, such declaration may be annulled and past defaults may be waived by the Holders of a majority of the principal amount of the Notes then outstanding. In the case of certain events of bankruptcy or insolvency, the Make-Whole Price accrued to the date of the occurrence of the bankruptcy or insolvency will automatically become and be immediately due and payable. If the Make-Whole Price is not paid in full when it is due, it will bear interest, to the extent permitted by law, at the rate borne by the Notes, until paid in full.

     Within 90 days after a Trust Officer (as defined in the Indenture) has knowledge of the occurrence of a Default or any Event of Default, the Trustee must mail to all Holders notice of all Defaults or Events of Default known to a Trust Officer, unless such Default or Event of Default is cured or waived before the giving of such notice. However, except in the case of a payment default on any of the Notes, the Trustee will be protected in withholding such notice if and so long as a trust committee of directors and/or officers of the Trustee in good faith determines that the withholding of such notice is in the interest of the Holders.

     The Holders of a majority in principal amount of the Notes then outstanding will have the right to direct the time, method and place of conducting any proceedings for any remedy available to the Trustee with regard to the Notes, subject to certain limitations specified in the Indenture.

MODIFICATIONS OF THE INDENTURE

     With the consent of the Holders of not less than a majority in principal amount of the Notes at the time outstanding, we and the Trustee may modify the Indenture or any supplemental indenture or the rights of the Holders of the Notes. However, without the consent of each Holder of Notes which is affected, we cannot:

     - extend the fixed maturity of any Note;

     - reduce the rate or extend the time for the payment of interest;

     - reduce the principal amount of any Note or the Make-Whole Price;

     - change our obligation to repurchase any Note upon the occurrence of any Change in Control in a manner adverse to Holders of the Notes;

     - impair the right of a Holder to institute suit for the payment thereof;
       or

     - change the currency in which the Notes are payable.

     In addition, without the consent of the Holders of all of the Notes then outstanding, we cannot reduce the percentage of Notes the Holders of which are required to consent to any such supplemental indenture.

GLOBAL SECURITIES

     The Notes will be issued in the form of one or more global securities ("Global Securities") that will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depositary"). Interests in the Global Securities will be issued only in denominations of $1,000 principal amount or integral multiples of that amount. Unless and until it is exchanged in whole or in part for securities in definitive form, a Global Security may not be transferred except as a whole to a nominee of the Depositary for such Global Security, or by a nominee of the Depositary to the Depositary or another nominee of the Depositary, or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary.

BOOK-ENTRY SYSTEM

     Initially, the Notes will be registered in the name of Cede & Co., the nominee of the Depositary. Accordingly, beneficial interests in the Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants.

     The Depositary has advised us and the Underwriters as follows: the Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the United States Securities Exchange Act of 1934, as amended. The Depositary holds securities that its participants ("Direct Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in such Direct Participants' accounts, eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depositary's book-entry system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and its Direct and Indirect Participants are on file with the SEC.

     Payments on the Notes registered in the name of the Depositary's nominee will be made in immediately available funds to the Depositary's nominee as the registered owner of the Global Securities. We and the Trustee will treat the Depositary's nominee as the owner of such Notes for all other purposes as well. Therefore, neither we, the Trustee nor any paying agent has any direct responsibility or liability for the payment of any amount due on the Notes to owners of beneficial interests in the Global Securities. It is the Depositary's current practice, upon receipt of any payment, to credit Direct Participants' accounts on the payment date according to their respective holdings of beneficial interests in the Global Securities as shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment. Payments by Direct and Indirect Participants to owners of beneficial interests in the Global Securities will be governed by standing instructions and customary practices, as is the case with Securities held for the accounts of customers in bearer form or registered in "street name." Such payments will be the responsibility of such Direct and Indirect Participants and not of the Depositary, the Trustee or us.

     Notes represented by a Global Security will be exchangeable for Notes in definitive form of like tenor in authorized denominations only if:

     - the Depositary notifies us that it is unwilling or unable to continue as Depositary;

     - the Depositary ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

     - we, in our discretion, determine not to require all of the Notes to be represented by a Global Security and notify the Trustee of our decision.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made by the Underwriters in immediately available funds. So long as the Depositary continues to make its Same-Day Funds Settlement System available to us, all payments on the Notes will be made by us in immediately available funds.

     Secondary trading in long-term notes and debentures of corporate issues is generally settled in clearing-house or next-day funds. In contrast, the Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading in the Notes; therefore, the Depositary will require that trades be settled in immediately available funds.

CONCERNING THE TRUSTEE

     The First National Bank of Chicago, the Trustee under the Indenture, will be appointed by us as the initial paying agent, registrar and custodian with regard to the Notes. We may maintain deposit accounts and conduct other banking transactions with the Trustee or its affiliates in the ordinary course of business. The Trustee and its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business. Currently, The First National Bank of Chicago is the agent and a lender under our revolving credit lines and serves as trustee with respect to the Convertible Debentures.

DISCHARGE OF THE INDENTURE

     We may satisfy and discharge our obligations under the Indenture with respect to the Notes by:

     - delivering to the Trustee for cancellation all outstanding Notes; or

     - depositing with the Trustee, after all outstanding Notes have become due and payable (or are by their terms to become due and payable within one year), whether at stated maturity, or otherwise, cash sufficient to pay all of the outstanding Notes and paying all other sums payable under the Indenture by us with respect to the Notes.

     Upon the deposit of such funds with the Trustee, the Indenture will, with certain limited exceptions, cease to be of further effect with respect to the Notes. The rights that would continue following the deposit of those funds with the Trustee are:

     - the remaining rights of registration of transfer, substitution and exchange of the Notes;

     - the rights of Holders under the Indenture to receive payments due with respect to the Notes and the other rights, duties and obligations of Holders, as beneficiaries with respect to the amounts, if any, so deposited with the Trustee; and

     - the rights, obligations and immunities of the Trustee under the Indenture.

CERTAIN DEFINITIONS

     The following are definitions of certain of the terms used in the Indenture.

     "Adjusted Treasury Rate" means, with respect to any Determination Date, the rate per annum equal to the semi-annual yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for
such Determination Date, plus   basis points.

     "Business Day" means each Monday, Tuesday, Wednesday, Thursday or Friday which is not a legal holiday in New York, New York.

     "Comparable Treasury Issue" means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

     "Comparable Treasury Price" means, with respect to any Determination Date:

     - the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third Business Day preceding such Determination Date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities;" or

     - if such release (or any successor release) is not published or does not contain such prices on such Business Day, (1) the average of the Reference Treasury Dealer Quotations for such date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (2) if fewer than three such Reference

       Treasury Dealer Quotations are obtained, the average of all such Reference Treasury Dealer Quotations.

     "Default" means any event which upon the giving of notice or the passage of time, or both, would be an Event of Default.

     "Determination Date" means, with respect to the calculation of the Make-Whole Price in connection with any redemption, repurchase or acceleration of the Notes, the date of redemption, repurchase or acceleration.

     "Funded Debt" of any Person means all Indebtedness for borrowed money created, incurred, assumed or guaranteed in any manner by such person, and all Indebtedness, contingent or otherwise, incurred or assumed by such person in connection with the acquisition of any business, property or asset, which in each case matures more than one year after, or which by its terms is renewable or extendible or payable out of the proceeds of similar Indebtedness incurred pursuant to the terms of any revolving credit agreement or any similar agreement at the option of such person for a period ending more than one year after the date as of which Funded Debt is being determined. However, Funded Debt shall not include:

     - any Indebtedness for the payment, redemption or satisfaction of which money (or evidences of indebtedness, if permitted under the instrument creating or evidencing such indebtedness) in the necessary amount shall have been irrevocably deposited in trust with a trustee or proper depository either on or before the maturity or redemption date thereof;

     - any Indebtedness of such person to any of its subsidiaries or of any subsidiary to such person or any other subsidiary; or

     - any Indebtedness incurred in connection with the financing of operating, construction or acquisition projects, provided that the recourse for such indebtedness is limited to the assets of such projects.

     "Holder" means a Person in whose name a Note is registered on the Registrar's books.

     "Indebtedness" means, with respect to us or any Subsidiary, and without duplication:

          (1) the principal of and premium, if any, and interest on, and fees, costs, enforcement expenses, collateral protection expenses and other reimbursement or indemnity obligations in respect to all our or any Subsidiary's indebtedness or obligations to any Person, including but not limited to banks and other lending institutions, for money borrowed that is evidenced by a note, bond, debenture, loan agreement, or similar instrument or agreement (including purchase money obligations with original maturities in excess of one year and noncontingent reimbursement obligations in respect of amounts paid under letters of credit);

          (2) all our or any Subsidiary's reimbursement obligations and other liabilities (contingent or otherwise) with respect to letters of credit, bank guarantees or bankers' acceptances;

          (3) all obligations and liabilities (contingent or otherwise) in respect of our or any Subsidiary's leases required, in conformity with generally accepted accounting principles, to be accounted for as capital lease obligations on our balance sheet;

          (4) all our or any Subsidiary's obligations (contingent or otherwise) with respect to an interest rate or other swap, cap or collar agreement or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

          (5) all direct or indirect guaranties or similar agreements by us or any Subsidiary in respect of, and our or such Subsidiary's obligations or liabilities (contingent or otherwise) to purchase or otherwise acquire, or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another Person of the kind described in clauses (1) through (4);

          (6) any indebtedness or other obligations, excluding any operating leases we or any Subsidiary is currently (or may become) a party to, described in clauses (1) through (4) secured by any Lien existing on property which is owned or held by us or such Subsidiary, regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by us or such Subsidiary; and

          (7) any and all deferrals, renewals, extensions and refinancing of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in clauses (1) through (6).

     "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with us.

     "Lien" means any mortgage, pledge, lien, encumbrance, charge or security interest of any kind.

     "Make-Whole Price" means, with respect to any Note as of any Determination Date, an amount equal to the greater of:

          - 100% of the principal amount of the Note; and

          - as determined by an Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the Determination Date) discounted to the Determination Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus, in each case, accrued and unpaid interest thereon to such Determination Date.

     "Officers' Certificate" when used with respect to us means a certificate signed by two of our officers (as specified in the Indenture), each such certificate will comply with Section 314 of the TIA and include the statements required under the Indenture.

     "Paying Agent" means the office or agency designated by us where the Notes may be presented for payment.

     "Person" means any individual, corporation, partnership, joint venture, joint-stock company, trust, unincorporated organization or government or any government agency or political subdivision.

     "Redemption Date," when used with respect to any Note to be redeemed, means the date fixed for such redemption by or pursuant to the Indenture.

     "Redemption Price," when used with respect to any Note to be redeemed, means the price at which it is to be redeemed pursuant to the Indenture.

     "Reference Treasury Dealer" means each of BT Alex. Brown Incorporated, Salomon Smith Barney Inc., Warburg Dillon Read LLC and First Chicago Capital Markets, Inc. and their respective successors; provided, however, that if any of the foregoing shall not be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we shall substitute therefor another Primary Treasury Dealer.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any Determination Date, the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing by such Reference Treasury Dealer at 5:00 p.m. on the third Business Day preceding such Determination Date.

     "Subsidiary," means (1) a corporation or other entity of which a majority in voting power of the stock or other interests is owned by us, by a Subsidiary or by us and one or more Subsidiaries or (2) a partnership, of which we or any Subsidiary is the sole general partner.

     "Total Consolidated Stockholders' Equity" means, with respect to any date of determination, our total consolidated stockholders' equity as shown on the most recent consolidated balance sheet that is contained or incorporated in the latest annual report on Form 10-K (or equivalent report) or quarterly report on Form 10-Q (or equivalent report) filed with the SEC, and is as of a date not more than 181 days prior to the date of determination, in the case of the consolidated balance sheet contained or incorporated in an annual report on Form 10-K, or 135 days prior to the date of determination, in the case of the consolidated balance sheet contained in a quarterly report on Form 10-Q.

     "Voting Stock," means our Common Stock, our Class B Common Stock and any other of our capital stock which votes together with our Common Stock in the election of directors (without regard to whether there has been an arrearage in the payment of dividends on preferred stock).

                                  UNDERWRITING

     Subject to the terms and conditions contained in the Underwriting Agreement, the Underwriters named below (the "Underwriters') have severally agreed to purchase from us the following respective principal amounts of Notes at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement:

                                                               PRINCIPAL
                                                                 AMOUNT
                        UNDERWRITER                             OF NOTES
                        -----------                           ------------
BT Alex. Brown Incorporated.................................  $
Salomon Smith Barney Inc....................................
Warburg Dillon Read LLC.....................................
First Chicago Capital Markets, Inc..........................
                                                              ------------
          Total.............................................  $200,000,000
                                                              ============

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent.

     We have been advised by the Underwriters that the Underwriters propose to offer the Notes to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such price
less a concession not in excess of      % of the principal amount of the Notes.
The Underwriters may allow, and such dealers may reallow, a concession not in
excess of      % of the principal amount of the Notes to certain other dealers.
After commencement of the offering, the offering price and other selling terms may be changed by the Underwriters.

     The Notes are a new issue of securities with no established trading market. The Notes will not be listed on any securities exchange. Each of the Underwriters has advised us that it intends to act as a market maker for the Notes. However, the Underwriters are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     We have agreed to indemnify the Underwriters and certain controlling persons against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Underwriters have advised us that, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, certain persons participating in the offering may engage in transactions, including over-allotment, stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the Notes at a level above that which might otherwise prevail in the open market. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. A stabilizing bid is a bid for the purchase of Notes on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Notes. A syndicate covering transaction is the bid for or the purchase of Notes on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the offering. A penalty bid is an arrangement permitting the Underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the Notes originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member. The Underwriters are not obligated to engage in these activities and, if commenced, any of these activities may be discontinued at any time.

     The Underwriters have advised us that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

     In the ordinary course of their respective businesses, certain of the Underwriters and their affiliates have provided, and in the future may provide, investment banking and commercial banking services to us for customary compensation. First Chicago Capital Markets, Inc. is an affiliate of The First National Bank of Chicago, the agent and a lender under our revolving credit lines, as well as the Trustee for the Notes. The net proceeds from the sale of the Notes will be used to reduce borrowings under our credit lines. The sale of the Notes is being made pursuant to the provisions of Section 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. In addition, The First National Bank of Chicago is trustee under the Indenture relating to Convertible Debentures.

                                 LEGAL MATTERS

     Rogers & Wells LLP, New York, New York, is passing on the validity of the Notes for us. Willkie Farr & Gallagher, New York, New York, will pass upon certain legal matters relating to the offering of the Notes for the Underwriters.

                                    EXPERTS

     Our consolidated financial statements and the related financial statement schedules which are incorporated by reference into this Prospectus Supplement, the Prospectus and the Registration Statement of which they are a part from our Annual Report on Form 10-K for the fiscal year ended November 30, 1997, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated by reference in this Prospectus Supplement in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                               LENNAR CORPORATION

                                  COMMON STOCK
                                PREFERRED STOCK
                               DEPOSITARY SHARES
                                DEBT SECURITIES
                                      AND
                                    WARRANTS

                            ------------------------

     Lennar Corporation (the "Company") may from time to time offer its Common Stock, Preferred Stock (which may be issued in one or more series), depositary shares representing shares of Preferred Stock ("Depositary Shares"), Debt Securities (which may be issued in one or more series) or Warrants entitling the holders to purchase Common Stock, Preferred Stock, Depositary Shares or Debt Securities (together "Securities") at an aggregate initial offering price which will not exceed $500,000,000. Securities may be offered from time to time in amounts, at prices and on terms which will be determined at the time of sale. Offerings may be of particular Securities or of units consisting of two or more types of Securities. The Company may sell Securities to or through underwriters, through agents or directly to purchasers.

     The terms of particular Securities offered by the Company will be described in a Prospectus Supplement which will accompany this Prospectus, and may be described in a term sheet which precedes the Prospectus Supplement. A Prospectus Supplement relating to a series of Preferred Stock will describe, to the extent applicable, its title, the maximum number of shares, the liquidation preference per share, dividend rights (which may be fixed or participating and may be cumulative or non-cumulative), voting rights, conversion rights, redemption provisions and sinking fund or purchase fund requirements, as well as any other material terms. A Prospectus Supplement relating to Depositary Shares will describe, to the extent applicable, the fractional share of Preferred Stock represented by each Depositary Share. A Prospectus Supplement relating to a series of Debt Securities will describe, to the extent applicable, its title, the maximum aggregate principal amount, its maturity, the interest rate (which may be fixed or variable), the currency of payment, the interest payment dates, conversion rights, redemption provisions and sinking fund or purchase fund requirements, as well as any other material terms. A Prospectus Supplement relating to an issue of Warrants will describe the Securities which can be purchased by exercise of the Warrants, the exercise price of the Warrants (which may be wholly or partly consideration other than cash) and the period during which the Warrants can be exercised, as well as any other material terms.

     Each Prospectus Supplement will also contain the names of the underwriters or agents, if any, through which the Securities to which it relates will be sold, the proposed amounts, if any, to be purchased by underwriters, and the compensation, if any, of those underwriters or agents, the initial public offering price, information about securities exchanges or automated quotation systems on which the Securities will be listed or traded and any other material information about the offering and sale of the Securities.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
 OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                THE DATE OF THIS PROSPECTUS IS FEBRUARY 12, 1998

     NO DEALER, SALESMAN OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS OR THE APPLICABLE PROSPECTUS SUPPLEMENT. IF GIVEN OR MADE, THAT INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY AGENT, UNDERWRITER OR DEALER. THIS PROSPECTUS DOES NOT, AND NO PROSPECTUS SUPPLEMENT WILL, CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR THAT PERSON TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE OF SECURITIES WILL, UNDER ANY CIRCUMSTANCES, IMPLY THAT THE INFORMATION IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS CORRECT AT ANY TIME AFTER ITS DATE.
                            ------------------------

                               TABLE OF CONTENTS

                                                              PAGE
AVAILABLE INFORMATION.......................................    2
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............    3
THE COMPANY.................................................    4
USE OF PROCEEDS.............................................    4
RATIO OF EARNINGS TO FIXED CHARGES..........................    5
DESCRIPTION OF DEBT SECURITIES..............................    5
DESCRIPTION OF WARRANTS.....................................    8
DESCRIPTION OF CAPITAL STOCK................................    8
DESCRIPTION OF DEPOSITARY SHARES............................    9
LEGAL MATTERS...............................................   11
EXPERTS.....................................................   11

                             AVAILABLE INFORMATION

     Lennar Corporation ("Lennar" or the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission located at 7 World Trade Center, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such information also can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Commission's web site can be accessed at http://www.sec.gov. The Common Stock of the Company is listed on the New York Stock Exchange. Reports, proxy statements and other information filed by the Company can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 (together with any amendments or supplements, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), of which this Prospectus is a part. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, which may be inspected and copied at, or obtained from, the Commission or the New York Stock Exchange in the manner described above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company is the surviving corporation of a merger of Lennar and Pacific Greystone Corporation ("Greystone") which became effective on October 31, 1997.

     The following documents previously filed by Greystone with the Commission under the File Number 1-11749 (unless otherwise indicated) are incorporated by reference in this Prospectus:

          (a) Greystone's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, as amended by a Form 10-K/A dated September 26, 1997;

          (b) Greystone's Quarterly Reports on Form 10-Q for the calendar quarters ended March 31, 1997, as amended by a Form 10-Q/A dated September 26, 1997, June 30, 1997, as amended by a Form 10-Q/A dated September 26, 1997, and September 30, 1997;

          (c) Greystone's Current Report on Form 8-K, dated June 17, 1997;

          (d) Greystone's Registration Statement on Form S-4 under the Securities Act, File Number 333-35671; and

          (e) the description of Greystone's common stock contained in Greystone's Registration Statement on Form 8-A, dated May 20, 1996.

     The following documents previously filed by Lennar with the Commission under the File Number 1-6643 are incorporated by reference in this Prospectus:

          (a) Lennar's Annual Report on Form 10-K for the fiscal year ended November 30, 1996 as amended by a Form 10-K/A dated September 26, 1997; and

          (b) Lennar's Quarterly Reports on Form 10-Q for the quarters ended February 28, 1997, May 31, 1997 and August 31, 1997.

     The following documents previously filed by the Company with the Commission under the File Number 1-11749 are incorporated by reference in this Prospectus:

          (a) the Company's Report on Form 8-K filed on November 17, 1997; and

          (b) the Company's Report on Form 8-K filed on December 18, 1997.

     All documents and reports filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made by this Prospectus will be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the dates they are filed. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes the statement in the earlier document.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request, a copy of the documents incorporated by reference in this Prospectus, other than exhibits to those documents which are not specifically incorporated by reference. Requests should be directed to: Lennar Corporation, 700 Northwest 107th Avenue, Miami, Florida 33172, Attention: Director of Shareholder Relations (Telephone: (305) 559-4000).

                                  THE COMPANY

     The Company is engaged in homebuilding and related activities, primarily in Florida, California, Texas, Arizona and Nevada. It is the surviving corporation of a merger between Lennar Corporation and Pacific Greystone Corporation, which became effective on October 31, 1997. Prior to October 31, 1997, Lennar also was engaged in real estate investment and management activities. However, on October 31, 1997, Lennar distributed to its stockholders all the shares of LNR Property Corporation, the parent of the group of Lennar subsidiaries which conducted real estate investment and management activities.

     Lennar Corporation and its predecessor had been building homes since 1954. The Company believes that since 1986, Lennar each year delivered more homes in Florida than any other homebuilder. Lennar had been building homes in Arizona since 1972. It began building homes in Texas in 1991 and in 1996 it entered the California homebuilding market. By the time of the merger, Lennar had constructed and sold over 130,000 homes.

     Through financial services subsidiaries, Lennar provided (and the Company continues to provide) conventional, FHA-insured and VA-guaranteed mortgage loans to buyers of Lennar's homes and others from offices in Florida, California, Arizona, Texas, North Carolina and Maryland. In 1996, loans to buyers of Lennar's homes represented approximately one-third of Lennar's $527 million of residential loan originations. Lennar also arranged and provided (and the Company continues to arrange and provide) title insurance for, and closing services to, buyers of its homes and others. During 1996, Lennar formed a subsidiary (which now is a subsidiary of the Company) to provide cable television, alarm monitoring and telephone services to residents of Lennar communities and possibly others.

     Greystone was a regional builder of high quality, single family homes primarily targeted to first-time and move-up homebuyers in infill and emerging markets located throughout northern and southern California, as well as in the Las Vegas and Phoenix areas. Greystone offered mortgage brokerage services exclusively to its customers in most of its markets. It did not originate, fund or service loans.

                                USE OF PROCEEDS

     Except as may be set forth in the accompanying Prospectus Supplement, the net proceeds from the sale of Securities will be applied by the Company for general corporate purposes, which may include the repayment of indebtedness outstanding from time to time, acquisitions and other general corporate purposes.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The Company's ratios of earnings to fixed charges for the nine months ended August 31, 1997 and for the years ended November 30, 1992 through 1996 (which are the historical amounts for Lennar before its merger with Pacific Greystone and before the distribution to its stockholders of the subsidiaries which conducted its real estate investment and management activities), were as follows:

                                     NINE MONTHS
                                        ENDED             YEARS ENDED NOVEMBER 30,
                                     AUGUST 31,     ------------------------------------
                                        1997        1996    1995    1994    1993    1992
Ratio of earnings to fixed
  charges(1)........................    3.2x        3.7x    3.7x    3.8x    3.3x    2.1x
Ratio of earnings to fixed charges
  (excluding limited purpose finance
  subsidiaries)(1)..................    3.3x        3.9x    4.2x    4.9x    4.9x    3.4x

------------------------------
(1) For the purpose of calculating the ratio of earnings to fixed charges, "earnings" consist of income before income taxes and cumulative effect of changes in accounting principles plus "fixed charges." "Fixed charges" consist of interest on all indebtedness (neither the Company nor any of its subsidiaries has any material original issue discount or capitalized lease obligations).

     There was no Preferred Stock outstanding for any of the periods shown above. Accordingly, the ratio of earnings to combined fixed charges and Preferred Stock dividends is identical to the ratio of earnings to fixed charges.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities will be issued under an Indenture (the "Indenture") dated as of December 31, 1997 between the Company and The First National Bank of Chicago, as Trustee (the "Trustee"). The following statements are subject to the detailed provisions of the Indenture and are qualified in their entirety by reference to the Indenture, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part and is also available for inspection at the office of the Trustee. All references to "Section," "Article" or "Paragraph" in this section refer to the applicable Section or Article of the Indenture or the applicable Paragraph in the form of Debenture included in the Indenture, as the case may be.

GENERAL

     The Debt Securities will be direct, unsecured obligations of the Company and will rank equally with all other unsecured and unsubordinated indebtedness of the Company. The Indenture does not limit the principal amount of Debt Securities that may be issued. The Debt Securities may be issued in one or more series. Specific terms of each series of Debt Securities will be contained in a supplemental indenture relating to that series. There will be Prospectus Supplements relating to particular series of Debt Securities. Each Prospectus Supplement will describe, as to the Debt Securities to which it relates: (i) the title of the Debt Securities; (ii) any limit upon the aggregate principal amount of a series of Debt Securities which may be issued; (iii) the date or dates on which principal of the Debt Securities will be payable and the amount of principal which will be payable; (iv) the rate or rates (which may be fixed or variable) at which the Debt Securities will bear interest, if any, as well as the dates from which interest will accrue, the dates on which interest will be payable, the persons to whom interest will be payable, if other than the registered holders on the record date and the record date for the interest payable on any payment date; (v) the currency or currencies in which principal, premium, if any, and interest, if any, will be paid; (vi) the place or places where principal, premium, if any, and interest, if any, on the Debt Securities will be payable and where Debt Securities which are in registered form can be presented for registration of transfer or exchange; (vii) any provisions regarding the right of the Company to redeem Debt Securities or of holders to require the Company to redeem Debt Securities; (viii) the right, if any, of holders of the Debt Securities to convert them into Common Stock or other Securities of the Company, including any provisions intended to prevent dilution of the conversion rights or otherwise; (ix) any provisions by which the Company will be required or permitted to make payments to a sinking fund which will be used to redeem Debt Securities or a purchase fund which will be used to purchase Debt Securities;
(x) any index or formula used to determine the required payments of principal, premium, if any, or interest; (xi) the percentage of the principal amount of the Debt Securities which is payable if maturity of the Debt Securities is accelerated because of a default; (xii) any special or modified Events of Default or covenants with respect to the Debt Securities; and (xiii) any other material terms of the Debt Securities.

     The Indenture does not contain any restrictions on the payment of dividends or the repurchase of securities of the Company or any financial covenants. However, supplemental indentures relating to particular series of Debt Securities may contain provisions of that type.

     Debt Securities may be issued at a discount from their stated principal amount. Federal income tax considerations and other special considerations applicable to a Debt Security issued with original issue discount may be described in the Prospectus Supplement relating to that Debt Security.

     If the principal of, premium, if any, or interest with regard to any series of Debt Securities is payable in a foreign currency, any restrictions on conversion, tax consideration or other material restrictions with respect to that issue of Debt Securities will be described in the Prospectus Supplement relating to those Debt Securities.

FORM OF DEBT SECURITIES

     Debt Securities may be certificated or uncertificated and may be issued in registered form with or without coupons or in bearer form with coupons, if applicable.

     Debt Securities of a series may be evidenced by one or more global certificates, which will be in denominations equal to all or a portion of the aggregate principal amount of the Debt Securities of that series. The global certificates may be deposited with depositaries and may be subject to restrictions upon transfer or upon exchange for Debt Securities in individually certificated form.

EVENTS OF DEFAULT AND REMEDIES

     An Event of Default with respect to the Debt Securities of any series ("Series Debt") is defined in the Indenture as being a default in payment of the principal of or premium, if any, on any of the Series Debt; default for 30 days (or another period specified in a Supplemental Indenture, which may be no period) in payment of any installment of interest on the Series Debt; default by the Company for 60 days after notice in the observance or performance of any other covenants in the Indenture and certain events involving bankruptcy, insolvency or reorganization of the Company (Section 6.01). The Indenture provides that the Trustee may withhold notice to the holders of Series Debt of any default (except a default in payment of principal, premium, if any, or interest, if any, with respect to the Series Debt) if the Trustee considers it in the interest of the holders of the Series Debt to do so (Section 7.05).

     The Indenture provides that if any Event of Default has occurred and is continuing, the Trustee or the holders of not less than 25% in principal amount of the Series Debt then outstanding may declare the principal of and accrued interest, if any, on all the Series Debt to be due and payable immediately. However, if the Company cures all defaults (except the failure to pay principal, premium or interest which became due solely because of the acceleration) and certain other conditions are met, that declaration may be annulled and past defaults may be waived by the holders of a majority in principal amount of the Series Debt then outstanding (Section 6.02).

     The holders of a majority in principal amount of the Series Debt then outstanding will have the right to direct the time, method and place of conducting any proceedings for any remedy available to the Trustee, subject to certain limitations specified in the Indenture (Section 6.05).

     Any additional Events of Default with respect to any series of Debt Securities, and any variations from the Events of Default described above, which apply to any series of Debt Securities, will be described in a Prospectus Supplement.

MODIFICATION OF THE INDENTURE

     The Indenture contains provisions permitting the Company and the Trustee,
(a) with the consent of the holders of not less than a majority in principal amount of the Debt Securities at the time outstanding, to modify the Indenture or any supplemental indenture or the rights of the holders of the Debt Securities generally, and (b) with the consent of the holders of not less than a majority in principal amount of any Series Debt, to modify any supplemental indenture relating solely to that Series Debt or the rights of the holders of that Series Debt, except that no modification may (i) extend the fixed maturity of any Debt Securities, reduce the rate or extend the time for payment of interest on any Debt Securities, reduce the principal amount of any Debt Securities or premium, if any, on Debt Securities, impair or affect the right of a holder to institute suit for the payment of principal, premium, if any, or interest, if any, change the currency in which any Debt Securities are payable or impair the right, if any, to convert any Debt Securities into Common Stock or other securities of the Company, without the consent of each holder of Debt Securities who will be affected, or (ii) reduce the percentage of Debt Securities or Series Debt required to consent to an amendment, supplement or waiver, without the consent of the holders of all the then outstanding Debt Securities or of the Series Debt which will be affected (Section 9.02).

MERGERS AND OTHER TRANSACTIONS

     The Company may not consolidate with or merge into any other corporation, or transfer or lease its properties and assets substantially as an entirety to another person unless (i) the corporation formed by the consolidation or into which the Company is merged, or which acquires or leases the properties and assets of the Company substantially as an entirety, assumes by a supplemental indenture the Company's obligations with regard to outstanding Debt Securities and the other covenants of the Company under the Indenture, and (ii) immediately after giving effect to the transaction no Event of Default, and no event which would become an Event of Default, will have occurred and be continuing.

CONCERNING THE TRUSTEE

     The First National Bank of Chicago, the Trustee under the Indenture, provides, and may continue to provide, banking services to the Company in the ordinary course of its business.

GOVERNING LAW

     The Indenture, each Supplemental Indenture, and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York (Section 12.09).

                            DESCRIPTION OF WARRANTS

     Each issue of Warrants will be the subject of an agreement (a "Warrant Agreement") which will contain the terms of the Warrants. There will be a Prospectus Supplement with regard to each issue of Warrants. Each Prospectus Supplement will describe, as to the Warrants to which it relates: (i) the securities which may be purchased by exercising the Warrants (which may be Common Stock, Preferred Stock, Debt Securities, Depositary Shares or units consisting of two or more of those types of Securities); (ii) the exercise price of the Warrants (which may be wholly or partly payable in cash or wholly or partly payable with other types of consideration); (iii) the period during which the Warrants may be exercised; (iv) any provision adjusting the Securities which may be purchased on exercise of the Warrants and the exercise price of the Warrants in order to prevent dilution or otherwise; (v) the place or places where Warrants can be presented for exercise or for registration of transfer or exchange; and (vi) any other material terms of the Warrants.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock is 100,000,000 shares of Common Stock, $.10 par value, 30,000,000 shares of Class B Common Stock, $.10 par value, and 500,000 shares of Preferred Stock, $10 par value. At November 30, 1997, 43,227,081 shares of Common Stock and 9,936,631 shares of Class B Common Stock were outstanding.

PREFERRED STOCK

     The Preferred Stock may be issued in series with any rights and preferences which may be authorized by the Company's Board of Directors. There will be Prospectus Supplements relating to particular series of Preferred Stock. Each Prospectus Supplement will describe, as to the Preferred Stock to which it relates: (i) the title of the Preferred Stock; (ii) any limit upon the number of shares of the series of Preferred Stock which may be issued; (iii) the preference, if any, to which holders of the series of Preferred Stock will be entitled upon liquidation of the Company; (iv) the date or dates on which the Company will be required or permitted to redeem the Preferred Stock; (v) the terms, if any, on which the Company or holders of the Preferred Stock will have the option to cause the Preferred Stock to be redeemed; (vi) the voting rights of the holders of the Preferred Stock; (vii) the dividends, if any, which will be payable with regard to the series of Preferred Stock (which may be fixed dividends or participating dividends and may be cumulative or non-cumulative);
(viii) the right, if any, of holders of the Preferred Stock to convert it into another class of stock or Securities of the Company, including provisions intended to prevent dilution of those conversion rights; (ix) any provisions by which the Company will be required or permitted to make payments to a sinking fund which will be used to redeem Preferred Stock or a purchase fund which will be used to purchase Preferred Stock; and (x) any other material terms of the Preferred Stock. Holders of shares of Preferred Stock do not have preemptive rights.

COMMON STOCK

     All the outstanding shares of Common Stock are fully paid and nonassessable and entitled to participate equally and ratably in dividends and in distributions available for the Common Stock on liquidation. Each share is entitled to one vote for the election of directors and upon all other matters on which the common stockholders vote. Holders of Common Stock are not entitled to cumulative votes in the election of Directors.

     The transfer agent and registrar for the Common Stock is Boston Equiserve L.P., Canton, Massachusetts.

CLASS B COMMON STOCK

     The Class B Common Stock is identical in every respect with the Common Stock, except that (a) each share of Class B Common Stock is entitled to ten votes on each matter submitted to the vote of the common stockholders, while each share of Common Stock is entitled to only one vote on each matter submitted to the vote of the common stockholders, (b) the cash dividends, if any, paid with regard to the Class B Common Stock in a year cannot be more than 90% of the cash dividends, if any, paid with regard to the Common Stock in that year, (c) Class B Common Stock cannot be transferred, except to a limited group of Permitted Transferees (primarily close relatives of the Class B stockholder, fiduciaries for the Class B stockholder or for close relatives, and entities of which the Class B stockholder or close relatives are majority owners), (d) Class B Common Stock may at any time be converted into Common Stock, but Common Stock may not be converted into Class B Common Stock, (e) amendments to provisions of the Company's Certificate of Incorporation relating to the Common Stock or the Class B Common Stock require the approval of a majority of the shares of Common Stock which are voted with regard to them (as well as a majority in voting power of all the outstanding Common Stock and Class B Common Stock combined), and (f) under Delaware law, certain matters affecting the rights of holders of Class B Common Stock may require approval of the holders of the Class B Common Stock voting as a separate class.

     Leonard Miller, the Chairman of the Board of the Company, currently owns, through two limited partnerships of which a corporation wholly-owned by him is the sole general partner, 9,897,930 shares of Class B Common Stock, which is 99.6% of the outstanding Class B Common Stock and 18.6% of the outstanding common stock of both classes. Mr. Miller's Class B Common Stock gives him 69.4% of the total votes which can be cast by the holders of both classes of Common Stock. Even if Mr. Miller converted 4,581,558 shares of Class B Common Stock into Common Stock and sold that Common Stock, thereby reducing his holdings to 10% of the total common stock of both classes, Mr. Miller would be entitled to cast more than 50% of the votes. Mr. Miller has no current intention to convert any Class B Common Stock into Common Stock, or to sell any Common Stock, although, unless otherwise stated in a particular Prospectus Supplement under "Underwriting," he would be free to do so at any time.

     The existence of Class B Common Stock, which has substantially greater voting rights than the Common Stock, probably would have the effect of discouraging non-negotiated tender offers and other types of non-negotiated takeovers, if any were contemplated. Mr. Miller's ownership of Class B Common Stock would make it impossible for anyone to acquire shares which have voting control of the Company as long as Mr. Miller's Class B Common Stock represents at least 9.6% of the combined common stock of both classes and the total outstanding Class B Common Stock is at least 10% of the combined common stock of both classes (if at any time the outstanding shares of Class B Common Stock are less than 10% of the outstanding shares of both classes of common stock taken together, the Class B Common Stock will automatically be converted into Common Stock). However, because Mr. Miller owns 99.6% of the outstanding Class B Common Stock, at the current level of outstanding Common Stock, in order for the Class B Common Stock to be at least 10% of the outstanding shares of both classes of common stock, Mr. Miller's Class B Common Stock would be at least 9.93% of the common stock of both classes.

                        DESCRIPTION OF DEPOSITARY SHARES

     The Company may issue receipts ("Depositary Receipts") representing fractional interests in shares of particular series of Preferred Stock ("Depositary Shares"). The Company will deposit the Preferred Stock of a series which is the subject of Depositary Shares with a Depositary, which will hold that Preferred Stock for the benefit of the holders of the Depositary Shares, in accordance with a Deposit Agreement between the Company and the Depositary.

The holders of Depositary Shares will be entitled to all the rights and preferences of the series of Preferred Stock to which the Depositary Shares relate, including dividend, voting, conversion, redemption and liquidation rights, to the extent of their interests in that Preferred Stock.

     While the Deposit Agreement relating to a particular series of Preferred Stock may have provisions applicable solely to that series of Preferred Stock, all Deposit Agreements relating to Preferred Stock issued by the Company will include the following provisions:

     Dividends and Other Distributions. Each time the Company pays a cash dividend or makes any other type of cash distribution with regard to Preferred Stock of a series, the Depositary will distribute to the holder of record of each Depositary Share relating to that series of Preferred Stock an amount equal to the total dividend or other distribution received by the Depositary on the Preferred Stock of the series held by it divided by the total number of outstanding Depositary Shares relating to the series (which will be the same fraction of the dividend or other distribution paid per share of Preferred Stock that each Depositary Share is of a share of Preferred Stock). If there is a distribution of property other than cash, the Depositary either will distribute the property to the record holders of Depositary Shares in proportion to the Depositary Shares held by each of them, or the Depositary will, with the approval of the Company, sell the property and distribute the net proceeds from the sale to the record holders of the Depositary Shares in proportion to the Depositary Shares held by them.

     Withdrawal of Preferred Stock. A holder of Depositary Shares will be entitled to receive, upon surrender of Depositary Receipts representing Depositary Shares, the number of whole or fractional shares of the applicable series of Preferred Stock, and any money or other property, to which the Depositary Shares relate.

     Redemption of Depositary Shares. Whenever the Company redeems shares of Preferred Stock held by a Depositary, the Depositary will be required to redeem, on the same redemption date, Depositary Shares constituting, in total, the number of shares of Preferred Stock held by the Depositary which are redeemed, subject to the Depositary's receiving the redemption price of those shares of Preferred Stock. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected pro rata or by another method determined by the Company to be equitable.

     Voting. Any time the Company sends the holders of a series of Preferred Stock to which Depositary Shares relate a notice of meeting or other materials relating to a meeting of the holders of that series of Preferred Stock, the Company will provide the Depositary with sufficient copies of those materials so they can be sent to all holders of record of the applicable Depositary Shares on the record date for the meeting, and the Depositary will send those materials to the holders of record of the Depositary Shares on that record date. The Depositary will solicit voting instructions from holders of Depositary Shares and will vote or not vote the Preferred Stock to which the Depositary Shares relate in accordance with those instructions.

     Liquidation Preference. Upon liquidation, dissolution or winding up of the Company, the holder of each Depositary Share will be entitled to a fraction of the sum distributed to the holder of a share of the applicable series of Preferred Stock equal to the fraction of a share of that Preferred Stock represented by the Depositary Share.

     Conversion. If shares of a series of Preferred Stock are convertible into Common Stock or other securities or property of the Company, holders of Depositary Shares relating to that series of Preferred Stock will, if they surrender Depositary Receipts representing Depositary Shares and appropriate instructions to convert them, receive the shares of Common Stock or other securities or property into which the number of shares (or fractions of shares) of Preferred Stock to which the Depositary Shares relate could at the time be converted.

     Amendment and Termination of a Deposit Agreement. A Deposit Agreement may be amended by the Company and the Depositary, except that an amendment which materially and adversely affects the rights of holders of Depositary Shares or would be materially and adversely inconsistent with the rights granted to the holders of the Preferred Stock to which they relate, must be approved by holders of at least two-thirds of the outstanding Depositary Shares. No amendment will impair the right of a holder of Depositary Shares to surrender the Depositary Receipts evidencing those Depositary Shares and receive the Preferred Stock to which they relate, except as required to comply with law. A Deposit Agreement may be terminated by the Company with the consent of holders of a majority of the Depositary Shares to which it relates. Upon termination of a Deposit Agreement, the Depositary will make the whole or fractional shares of Preferred Stock to which the Depositary Shares issued under the Deposit Agreement relate available to the holders of those Depositary Shares. A Deposit Agreement will automatically terminate if (i) all outstanding Depositary Shares to which it relates have been redeemed or converted or (ii) a final distribution upon liquidation, dissolution or winding up of the Company has been made to the holders of the Depositary Shares issued under the Deposit Agreement.

     Miscellaneous. There will be provisions (i) requiring the Depositary to forward to holders of record of Depositary Shares any reports or communications from the Company which are received by the Depositary with respect to the Preferred Stock to which the Depositary Shares relate, (ii) regarding compensation of the Depositary, (iii) regarding resignation of the Depositary,
(iv) limiting the liability of the Company and the Depositary under the Deposit Agreement (usually to failure to act in good faith, gross negligence or wilful misconduct) and (v) indemnifying the Depositary against certain possible liabilities.

                                 LEGAL MATTERS

     The validity of the Securities offered by this Prospectus will be passed upon for the Company by Rogers & Wells, 200 Park Avenue, New York, New York 10166. If the validity of any Securities is also passed upon by counsel for the underwriters of an offering of those Securities, that counsel will be named in the Prospectus Supplement relating to that offering.

                                    EXPERTS

     The consolidated financial statements and the related financial statement schedules of Lennar Corporation and subsidiaries incorporated by reference herein and elsewhere in the Registration Statement from Lennar's Annual Report on Form 10-K for the fiscal year ended November 30, 1996, as amended by a Form 10-K/A dated September 26, 1997, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated by reference herein, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of Pacific Greystone Corporation appearing in Pacific Greystone Corporation's Annual Report, as amended, (Form 10-K/A) for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

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    WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS ABOUT THE TRANSACTIONS WE DISCUSS IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS OTHER THAN THOSE CONTAINED IN THEM. IF YOU ARE GIVEN ANY INFORMATION OR REPRESENTATIONS ABOUT THESE MATTERS THAT IS NOT DISCUSSED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS, YOU MUST NOT RELY ON THAT INFORMATION. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SECURITIES ANYWHERE OR TO ANYONE WHERE OR TO WHOM WE ARE NOT PERMITTED TO OFFER OR SELL SECURITIES UNDER APPLICABLE LAW. THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND ANY SALE OF SECURITIES OFFERED BY THIS PROSPECTUS SUPPLEMENT DOES NOT, UNDER ANY CIRCUMSTANCES, MEAN THAT THERE HAS NOT BEEN A CHANGE IN OUR AFFAIRS SINCE THE DATE HEREOF. IT ALSO DOES NOT MEAN THAT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS CORRECT AFTER THIS DATE.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
           PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary.........   S-3
Risk Factors..........................  S-10
Use of Proceeds.......................  S-12
Capitalization........................  S-13
Business..............................  S-14
Description of Notes..................  S-18
Underwriting..........................  S-29
Legal Matters.........................  S-30
Experts...............................  S-30

                 PROSPECTUS
Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     3
The Company...........................     4
Use of Proceeds.......................     4
Ratio of Earnings to Fixed Charges....     5
Description of Debt Securities........     5
Description of Warrants...............     8
Description of Capital Stock..........     8
Description of Depositary Shares......     9
Legal Matters.........................    11
Experts...............................    11

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                                  $200,000,000

                           [LENNAR CORPORATION LOGO]

                                    % SENIOR NOTES
                                    DUE 2009

                    ----------------------------------------

                             PROSPECTUS SUPPLEMENT
                    ----------------------------------------
                          Joint Book-Running Managers
                                 BT ALEX. BROWN
                              SALOMON SMITH BARNEY

                                  Co-Managers
                            WARBURG DILLON READ LLC
                             FIRST CHICAGO CAPITAL
                                 MARKETS, INC.
                               FEBRUARY   , 1999

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